Sircles

Recommendations from friends and people you trust

SIRCLES.COM SACRAMENTO CALIFORNIA





As small business owners, we've witnessed how significant the problem with Yelp is. We've received calls from their sales team, but they refuse to help with the negativity that threatens the reputation of many companies. As users, we have a circle of friends who have recommendations we trust FAR more than reviews. Sircles solves both problems.

John Worthington Founder, CEO @ Sircles

Why you may want to support us...

1. Top competitor to Yelp and disrupter of online review platforms.
2. Amazon AWS Activate, $100,000 recipient.
3. Sircles to mark the Founders' 3rd consecutive, successful multi-million $ business.
4. Maxed out beta-tester program at 3,000 in a matter of days.
5. On the forefront of ESG values and a socially responsible investment.
6. #1 Trending App on Kickstarter on launch day.
7. On the forefront of ESG values and socially responsible investing.
8. All about positivity!

WE'VE RAISED $710,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



John Worthington

Founder, CEO

John Co-Founded Tech 2U, an IT company headquartered in Sacramento that now has nearly 100 employees and does $10M in ARR.



Todd Fiore

Chief Information Officer

Todd Co-Founded Tech 2U, an IT company headquartered in Sacramento that now has nearly 100 employees and does $10M in ARR.



Danny Hinkle

Chief Operating Officer

In the news


LIVE NEWS

Sircles Update - Danny & John From Tech 2U Visit The Show

Sign up for the Beta version of Sircles at https://sircles.com/

December 10, 2019 @ youtube.com


LIVE NEWS

Tech 2U Announces Sircles on RAD Radio Audio

Everyone knows we love Tech 2U, we talk about how great they are all the time. When they told us they were creating an app called Sircles, that would create ...

March 14, 2019 @ youtube.com

The Problem(s): Yelp and Online Review Platforms Mistreat Small Businesses and Mislead Consumers

Yelp is widely known as a Billion-Dollar Bully and extortionist

Biased algorithms and a deliberate intent to force small businesses to comply with their corrupt practices, makes Yelp one of the most despised online review platforms for small businesses whilst creating an unreliable and untrusted source of recommendations for the unsuspecting consumer.

Positivity is the future. People are exhausted by online bullying, politics, and drama. Sircles was designed in a way that allows positive vibes only!


Sircles Welcome To Positivity
Watch later
Share

Meet Sircles: Recommendations From Your Friends and People You Trust


Jessica Palmer
Style & Beauty
My Favorites
Daily Deals
Friend Favorites
Allure Salon & Spa
Space 07 Salon
Hair
Allure Salon & Spa
Space 07 Salon

Your Favorites Are Your Recommendations

Sircles works in two ways. When a user favorites a business, it stores that business for future use (like a digital rolodex) and also makes that recommendation public to the user's friends and followers. Users can then click on a category to see recommendations from their friends; it's that simple.

Here's a short video that shows this in action:


Sircles Welcome 5
Watch later
Share

Beta users LOVE the first version of the app!


What people are saying about Sircles
cathescreations I can't wait for this...sounds amazing. I feel like we always need a recommendation for some sort of business.
cupcakestocurry Very cool project, good luck
ksullen Great idea!
kalliprendergast This is awesome! So excited for Sircles
greeneyes89511 Yes, this is the life changing product he built up so we can forget about Yelp and their underhanded practices, nasty reviews that are often untrue and pushing business owners to continuously pay them more and more money. For instance, our company has an additional 200 plus 5 star reviews from our clients that Yelp refuses to post for us because the clients aren't avid Yelp posters, or the offer they've given us to pay them to remove false reviews, to name a few shady shit practices they use. I'm all for this! Way to go Tech 2U and RAD!
amanda_in_sacramento Congratulations! My partner and I are actually incorporating your app into our future B2B plans this Spring / Summer!
pinkladyinvestigations I can't wait!! As a business owner, Im super excited for this app!!!
the.makeup.bar.916 Can't wait to see what this app does for us local business owners
gourmetdelion Finally It's going to be amazing!
cleanairrideshare Amazing! Finally a service that has reviews from people we know and trust!
the_haunted_shark Congratulations!! Excited it's coming out finally
Craig Blalock I'm actually pretty psyched about this platform. I'm going to speak to the owner of the business that I'm a General Manager for. We're out here in Missouri, but I think if this app catches on this could be something he would definitely want our business to be a part of.
Joshua Hughes Just hearing about this. Sadly to late to pledge. I own multiple businesses and am fed up with yelps extortion tactics. I have spent thousands advertising on yelp and any time we stop advertising our reviews get filtered, almost immediately! Looking forward to an honest review site, looking forward to advertising with Sircles!
VEOSPORT
I've been waiting for an app like this. This is going to change the game. Great job Sircles team.
Jennifer Young
I just backed this. Am a bus. Owner & this is a fabulous idea. Interested as well in invest opportunities. Thx
Laurie Coffroth
Can't wait to have this app live and ready to use! There have been MANY TIMES in the past two months that I needed a recommendation!

How To Monetize:

Sircles is subscription based and aims to stay away from the ad based revenue model indefinitely. When businesses claim their profile page ($20/mo), they unlock the ability to place coupons on a local map, gain full control over their profile, and get access to detailed analytics such as which users have "favorited" their business. Very simple, affordable, and automated.



Reynold's Family
Winery
Trusted by 10 friends
Mike
Jack
Larry
Bill
Greg
+3
Add Photo
Message
95
Trust Us
Check In
Website
Share
Call
Owner of This Business?
9:41
Claim This Business
only
$19.99/mo
Sign Up as Business Owner
Unlock Coupons
Detailed Analytics
Create Your Bio
Unlock Photo Management
Appear on Daily Deals Map
27 Unread Messages
Sign Up

Where are we now? Why is the timing right?

Sircles entered into an invite-only beta that was closed off at 3,000 users. The beta was full in a matter of days! Word of mouth recommendations have always been far more trusted than online reviews written by strangers, that's no secret, in fact, platforms such as Facebook have made an attempt to incorporate a similar feature for recommendations but there's one thing they will never be able to copy; the positivity. People are starved for a more positive social experience and Sircles was built from the ground up with that in mind. Sircles takes two of the most important aspects of social and aims to build a thriving community with both at its core; two values we teach our children: Sharing and Positivity!

Investor Q&A

− COLLAPSE ALL

What does your company do?

Sircles is Yelp meets Facebook for recommendations, minus the negativity. Sircles was constructed from the ground up with painstaking attention to detail, to be nearly impossible to use in a negative way and, further, to reward good behavior. There are many safeguards and unique features to Sircles which allow it to stand out and capture a network effect. Sircles provides a frictionless way to store (favorite) places, movies, books, etc. which are then immediately visible (shared) to friends and followers.

Where will your company be in 5 years?

We're expecting Sircles to be used by millions of people around the world with a valuation in the billions of dollars - providing a safe, drama free and positive environment for people to favorite and share their recommendations.

Why did you choose this idea?

As small business owners, we've witnessed how significant the problem with Yelp is. We've received calls from their sales team, but they refuse to help with the negativity that threatens the reputation of many companies. As users, we have a circle of friends who have recommendations we trust FAR more than reviews. Sircles solves both problems.

How far along are you? What's your biggest obstacle?

After over a year of design and development, we are currently in a beta release, with roughly 3,000 users. Plus, tens of thousands of additional users waiting for the official release. Our biggest obstacle has been designing an app as revolutionary and unique of an experience as Sircles is, while maintaining simplistic and intuitive design features, which incentivize good behaviors and habit formation.

Who competes with you? What do you understand that they don't?

Yelp is our number one competitor as well as other social media platforms eg. Facebook, Snap, Twitter. We can clearly see that users of apps like Facebook are exasperated from the bullying, negativity, drama and politics which pervade the aforementioned platforms. Sircles seeks to celebrate and embrace the positive interactions and delightful, rewarding feelings people get when they engage with friends and share - without getting sucked into emotionally charged and divisive squabbles. This is something that Facebook, Twitter, and Yelp could never copy. At their core lies

How will you make money?

Businesses subscribe to claim their page and unlock features. The price will be $20/month with semi-annual and annual pre-pay discounts.

Here are some of the features a business unlocks with their subscription:

- The ability to place coupons on a map within their community.
- Gain access to backdoor feedback that users of the app would like to offer their business (useful feedback that is not public).
- Detailed analytics (which users have "favorited" their business, shared it the most, demographics, etc)
- The ability to send select push notification offers or perhaps text message offers to users who have opted in.
- Photo and "trust tip" management.

Other revenue streams may present themselves as the user base grows and we learn more from our data, however, we plan to leave the "ad based" revenue strategy behind. People are tired of seeing countless ads. We expect that by keeping a subscription model affordable for small businesses and creating a useful tool that delivers value to those businesses, we will attract customers from competitors, who will become fiercely loyal, simply due to being treated fairly.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The Company has limited operations and may not realize revenues or achieve profitability.
The Company was formed in 2018 and, while experiencing significant development work on its mobile applications, has very little track record and experience and no assurance can be given that the Company will continue to grow or realize revenues sufficient to meet its payment
obligations under the Notes or its obligations to general creditors of the Company. As a result of the Company's limited operating history, it is difficult for the Company to forecast revenues or
earnings accurately. No assurance can be given that the Company will be successful in accomplishing its goals or be able to meet its financial obligations.
The Company may not be able to achieve its financial projections.
The operating and financial information contained in the Company's business plan have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. The Company's projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company's management. Others may have different opinions and beliefs. In addition, the projections have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Moreover, the Company's projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.
The Company will rely on the value of its brand and adoption by users, particularly its online presence and app favorability, and the costs of building, maintaining and enhancing its brand awareness will be substantial.
The Company's success depends largely on its product offering and development, brand and user adoption rates and their value. The Company's business would be harmed if it were unable to adequately build and protect its brand and product offerings, user adoption, and overall favorable perception of our products and apps in the market. The Company believes that building
and expanding its brand is an important aspect of its efforts to attract and expand its user, client and partnership base. The Company will spend significant amounts of money on, and devote great resources to, app development, advertising, marketing and other brand-building efforts to
build and enhance consumer adoption and awareness of the Company's brand and products. Despite this, the Company may not be able to successfully, build, maintain or enhance consumer adoption and awareness of the Company brand and/or products.
The Company faces risks relating to developing technology.
The market for products and services in peer to peer referrals and marketing industry, is characterized by rapid technological developments, frequent new product introductions and innovations and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company's continuous improvement in the performance, features and reliability of the Company's products and services, particularly in
response to competitive offerings. The Company may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards could require the Company to make substantial expenditures to modify or adapt its mobile apps, websites and services. This could harm the Company's
business, financial condition and operating results. Customers may not engage the Company's products and services at rates anticipated by
the Company's management or in numbers necessary to generate sufficient revenues.

Potential users and customers may not be willing to use our products and services or may not be willing to do so at the rates or in the numbers anticipated by the Company and reflected in the Company's financial projections and budgets. As a result, the Company may not be able to generate the projected revenues in the Company financial projections and budgets. As a result, the Company's business, results of operations and financial condition could be significantly harmed.

Our products and services or enhancements that the Company may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence.

Any defects or design flaws in our products and services and/or disruption in Internet access or in the Internet generally in the case of any the Company's mobile applications or corresponding products could significantly harm the Company's business, financial condition and operating results. To the extent that the Company does not effectively address or plan for design flaws or other defects or any capacity constraints or system failures, the Company's
business, results of operations and financial condition could be significantly harmed.

The Company may not be able to effectively protect its intellectual property, which could impair the Company's ability to compete effectively.

Although the Company intends to take commercially reasonable actions to protect its intellectual property rights, including evaluating and potentially filing for and obtaining certain copyrights, trademarks and patents with the United States Patent and Trademark Office ("USPTO"), if applicable, no assurances can be given that the intellectual property of the Company (i) will not infringe upon the intellectual property rights of others, (ii) that the USPTO filings will occur, or if they do, that they will be approved and enforceable, or (iii) ultimately will be the sole property of the Company. The Company's ability to compete effectively depends in part on developing and maintaining the proprietary aspects of its products. The Company also cannot assure that any
patents, copyrights or trademarks, if obtained, will not be successfully challenged, invalidated or circumvented in the future. In addition, no assurance can be given that competitors, many of which have substantial resources, have not already applied for, or obtained, or will not seek to
apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with the Company's ability to make, use and sell its products and services either in the United States or in international markets. The Company expects to rely heavily on trade secrets and proprietary know-how, which the Company will seek to protect, in part, through confidentiality and proprietary information agreements. The Company requires its employees and key consultants to execute confidentiality agreements upon the commencement of employment or a consulting relationship with the Company. No assurance can be given that employees or consultants will not breach these agreements, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors. The loss of key personnel could negatively affect the Company's financial results and impair its ability to implement its business strategy.

The Company's ability to achieve anticipated revenues is substantially dependent on its ability to attract and retain skilled personnel, especially management, software and app developers and service personnel. The loss of the services of one or more of the Company's executives, officers, and key employees, including John Worthington, the Company's CEO, or Daniel Hinkle, the Company's COO, or the decision of one or more of such officers or employees to join a competitor or otherwise compete directly or indirectly with the Company could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not currently maintain key-man life insurance on any officer or employee of the Company. In addition, the Company believes that its future success will depend on its ability to attract and retain additional skilled developers, business development, sales, management, and marketing personnel. There is and will continue to be competition for such personnel in the Company's industry. New employees hired by the Company generally require significant
training. No assurance can be given that the Company will be successful in attracting, training and retaining qualified personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

Other Risk Factors; Loss of Entire Investment.

Other risk factors may exist that the Company cannot contemplate at this time. Therefore, every investor must be able to bear the possible risk of loss of his, her, or its entire investment.